FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated July 02, 2007, regarding the launch of an innovative mortgage product .

Gafisa Introduces Innovative Mortgage Product
--- Gafisa Partners with a Leading Financial Institution to Launch “Blue Print Mortgage” ---
--- Long-Term Affordable Mortgage Product for Brazilian Consumers ---

São Paulo, July 02, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified national homebuilders, today announced the launch of an innovative mortgage product, “Blue Print Mortgage.” This new financial product allows buyers to finance the 10% initial down payment as well as lock-in a twenty-five year bank mortgage on the remaining 90% purchase price of a new home prior to construction. Home buyers without an established credit history will be able to qualify by paying monthly installments on a timely basis. On top of that, home buyers will receive their units 6 to 10 months ahead of the regular schedule, bringing important savings in rent and increased quality of life. This new product will offer consumers a favorable rate with a long-term repayment option while reducing working capital requirements for Gafisa and providing the bank with a strong pipeline of new mortgage opportunities.

With Blue Print Mortgage, Gafisa will provide a financial vehicle which will better meet the needs of the industry. As part of this program, Gafisa will receive a relevant part of the mortgage proceeds from the bank prior to construction. As a result, Gafisa will minimize its cash exposure for these projects and not have to carry receivables after delivery of units which will lead to shorter product cycles.

“We are pleased to be at the forefront of the introduction of this new mortgage product to the Brazilian market,” commented Mr. Wilson Amaral, CEO of Gafisa. “As we continued to aggressively grow our business, it became apparent to us that we needed to work closely with the banking industry to increase mortgage penetration and address potential working capital issues. Blue Print Mortgage changes the model for home ownership in Brazil. We expect this innovation in mortgage financing will be well received by our customers while helping us to lower our cash exposure and provide better returns.”

Gafisa will host conference calls to discuss Blue Print Mortgage.

Call in English: July 3rd, 2007, at 9:00 am (NY time) or 10:00 am (Brasilia time)
Tel: +1 973 935-8893
Replay: +1 973 341-3080
Code: 8982394

Call in Portuguese: July 3rd, 2007, at 8:00 am (NY time) or 9:00 am (Brasilia time)
Tel: (55 11) 2101-4848
Replay: (55 11) 2101 4848
Code: Gafisa

A live webcast of the conference call will be available on the internet at www.gafisa.com.br/ir.

Blue Print Mortgage

A client purchasing a unit from Gafisa will pay 10% of the price in up to 7 monthly installments and finance the remaining 90% with the bank. The bank will start paying Gafisa on month 7.

Table 1: Main Benefits

Gafisa	Bank	Clients

Lower working capital / cash exposure	Rapid ramp-up of mortgage portfolio	Longer tenor: 300 months / 25 years

Higher margins and internal rate of return (IRR)	Cross selling opportunities	No hassle financing: credit score through behavior during construction

Shorter product cycle	Less risk: behavior of the client before delivery of the unit	Low rates: TR+7,3% during construction and TR+10,5% after delivery of the units[1]

Accelerated sales speed: attractive commercial terms of the product	Improved mortgage portfolio	7 months to pay the initial 10% of the unit’s price

As highlighted above, Blue Print Mortgage is a win-win-win situation. Banks will lock-in their mortgage portfolios and start cross-selling before the construction, clients will have their credit approved on the Blue Print, and Gafisa will optimize its working capital.

Changing the Cash Flow Needs of the Industry

By receiving 100% of the cash during the construction phase Gafisa’s cash exposure is minimized and the returns on the projects far exceed those of carrying a post-completion portfolio of receivables.

We will receive a relevant part of the mortgage proceeds from the bank before construction begins, which, combined with our high sales speed will generate a strong inflow during launch period.

This new model will positively change the projects’ cash flow, making Gafisa better equipped for sustainable growth in a cash-consuming industry.

Market Test

We have tested the effectiveness of Blue Print Mortgage with great success in our most recent launch, at Colina de São Francisco, in the city of Osasco (state of São Paulo).

Table 2: Sales Breakdown for Colina de São Francisco

Type of Sale	% sold
Blue Print Mortgage	58,42%
Regular Bank Mortgage	19,80%
Cash	0,99%
36 months financed with Gafisa	17,82%
120 months financed with Gafisa	2,97%

We have launched another 2 projects financed through Blue Print Mortgage on the past weekend: London Green and Enseada das Orquídeas.

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1 For units with price up to R$ 350 thousand